EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended				Nine Months Ended
($ in thousands)		Sept. 26, 2008		Sept. 30, 2007		Sept. 26, 2008		Sept. 30, 2007
I.	Earnings:
	Net income	$3,791		$4,761		$12,414		$14,589
	Fixed charges excluding preferred stock dividends	—		—		—		—

	Earnings before fixed charges	$3,791		$4,761		$12,414		$14,589

II.	Fixed charges:
	Preferred stock dividends	$2,532		$3,464		$7,594		$10,568

III.	Ratios of earnings to fixed charges	1.50	x	1.37	x	1.63	x	1.38	x